Citigroup Global Markets Inc.

388 Greenwich Street
New York, NY 10013

May 15, 2015

VIA EMAIL & EDGAR

Erin E. Martin, Esq.
Senior Counsel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	GP Investments Acquisition Corp. (the “Company”) Registration Statement on Form S-1 (Registration No. 333-203500) (the “Registration Statement”)

 Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representative of the several underwriters, hereby join in the request of the Company for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 3:00 p.m. Washington D.C. time on May 19, 2015, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we, as representative of the several underwriters, wish to advise you that we have effected the following distribution of the Company’s preliminary prospectus dated May 8, 2015:

(i)	Dates of distribution: May 11, 2015 through the date hereof
(ii)	Number of prospective underwriters to which the preliminary prospectus was furnished: 2
(iii)	Number of prospectuses furnished to investors: approximately 800
(iv)	Number of prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants, and underwriters’ counsel: approximately 50

We, the undersigned, as representative of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.

Acting on behalf of itself and

the several underwriters

By: /s/ Neil Shah _______

Name: Neil Shah

Title: Managing Director

cc:	Securities and Exchange Commission Isaac Esquivel Jennifer Monick Sara von Althann

cc:	Skadden, Arps, Slate, Meagher & Flom LLP Gregg A. Noel Michael J. Mies

cc:	Davis Polk & Wardwell LLP Deanna L. Kirkpatrick Manuel Garciadiaz